

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 15, 2009

Mr. Asmhi Deo
Chief Financial Officer
Brand Neue Corp.
105 S.E. Executive Drive, Suite 13
Bentonville, Arkansas 72712

      Re: Brand Neue Corp.
             Item 4.01 Form 8-K/A Filed September 9, 2009
             File No. 000-53318
             Response Letter Dated September 11, 2009

Dear Mr. Deo:

      We have completed our review of your filing and response letter and have no further comments at this time.

             Sincerely,

             Karl Hiller
             Branch Chief